UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On February 20, 2014, the District Court of Tel Aviv (the “Court”) declined to grant the petition filed with the Court on February 18, 2014 by the trustees of the Company’s Series A and Series B note holders for a stay of proceedings and the appointment of a trustee over the Company (the "Petition"). Instead, the Court directed the parties to finalize their negotiations of the terms of an arrangement under Section 350 of the Israeli Companies Law with the assistance of a mediator.  The Court also issued an order prohibiting the filing of any claims against the Company until further notice.  Another Court hearing was scheduled for March 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: February 20, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer